Exhibit (c)-(3)

HOULIHAN LOKEY

Project Oreo

PRELIMINARY DISCUSSION MATERIALS FOR THE SPECIAL COMMITTEE

NOVEMBER 17, 2020

PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

Table of Contents Page 3 6 11 12 17 20 22 1. 2. 3. Executive Summary Preliminary Financial Analyses Appendices Selected Public Market Observations Selected Proposal Observations Glossary Disclaimer 4. 2 PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

Page 3 6 11 22 1. 2. 3. 4. Executive Summary Preliminary Financial Analyses Appendices Disclaimer

Executive Summary Situation Overview Ossen Innovation Co., Ltd. (NasdaqCM:OSN) (“Ossen” or the “Company”) is a publicly traded company incorporated in the British Virgin Islands with a market capitalization of $28.81 million that manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials predominately in China. The Company’s steel products are used in the construction of bridges, highways, and other infrastructure projects. On September 15, 2020, the Company’s board of directors (the “Board”) received a preliminary non-binding proposal letter from Pujiang International Group Limited (the “Buyer” or “Pujiang International”), a Cayman Islands company listed on the Hong Kong Stock Exchange, to acquire all of the outstanding ordinary shares of the Company that are not already held by the Buyer or its affiliates for a purchase price of $5.00 per ADS or $1.667 per ordinary share (each ADS represents three ordinary shares), in cash (the “Proposal”). The Buyer currently owns approximately 65.9% of the Company’s outstanding ADS equivalents, and the Company’s Chairman, Dr. Liang Tang, has been the Chairman of the board of the directors of Pujiang International since December 2018. No other shareholder holds more than 1% of the Company’s outstanding shares. On September 22, 2020, the Company announced that its Board had formed a special committee (the “Special Committee”) consisting of two independent, disinterested directors to evaluate and consider the Proposal. The Special Committee engaged DLP Piper as its international legal counsel. On October 2, 2020, Houlihan Lokey was engaged by the Special Committee to render a written opinion as to whether the consideration to be received by the unaffiliated shareholders of the Company pursuant to the Proposal is fair from a financial point of view. Source: Company management, public filings, Capital IQ. 1. As of 11/13/2020. PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION 4

Executive Summary

Preliminary Proposal Overview

Preliminary Summary of Proposal Value

(USD and ADS in millions, except per ADS values)

Preliminary Selected Proposal Information	
Per ADS Proposal Consideration	**$5.00**
ADS Equivalents Outstanding [1]	6.6
Preliminary Implied Proposal Equity Value	**$33.0**
Proportionate Cash, Cash Equivalents & Restricted Cash as of 9/30/20 [2]	(8.4)
Proportionate Debt as of 9/30/20 [3]	56.0
Preliminary Implied Proportionate Proposal Enterprise Value	**$80.6**
Preliminary Implied Value of Non-Controlling Interest [4]	8.5
Preliminary Implied Proposal Enterprise Value	**$89.1**

Preliminary Implied Proposal Multiples

Adjusted EBITDA	Corresponding Base Amount [5]	Implied Multiple
LTM Ended (6/30/2020)	$16.9	5.3x
CY 2020E	$16.3	5.5x
CY 2021E	$14.2	6.3x
CY 2022E	$15.7	5.7x

Preliminary Implied Premiums to Historical Unaffected Closing ADS Trading Prices

(USD per ADS in actuals)

Unaffected Trading Period As of 9/15/2020 [6]	Average Closing / Closing ADS Price [7]	Implied Premium of Per ADS Proposal Consideration over Average Closing / Closing ADS Price
1-Day Closing	$3.68	35.9%
5-Day Average Closing	$3.60	38.8%
10-Day Average Closing	$3.38	48.0%
1-Month Average Closing	$3.34	49.8%
3-Month Average Closing	$3.25	53.7%
6-Month Average Closing	$2.65	88.6%
1-Year Average Closing	$2.95	69.5%
52-Week High Closing - 10/11/2019	$4.79	4.4%
52-Week Low Closing - 3/13/2020	$1.64	204.9%

1. *Based on 19.8 million common shares outstanding and common share to ADS conversion ratio of 3-1. Per Company management, as of 11/13/2020, there are no outstanding options, restricted stock units or other dilutive securities.*
2. *Represents the Company's proportionate interest in cash, cash equivalents & restricted cash based on the entities at which cash amounts are held and the Company's respective ownership % in each entity. Converted from RMB to USD at an exchange exchange rate of 0.15 based on the average rate from 9/30/2020 to 11/13/2020.*
3. *Represents the Company's proportionate interest in total debt based on the entities at which the debt is held and the Company's respective ownership % in each entity. Includes one-year term loan from Pujiang International borrowed in May 2020 and certain bank acceptance notes. Converted from RMB to USD at an exchange rate of 0.15 based on the average exchange rate from 9/30/2020 to 11/13/2020.*
4. *Represents 9.5% (midpoint of 9.0% - 10.0%) of the implied enterprise value of the Company on a consolidated basis. The Company has two primary consolidated operating subsidiaries, and effectively owns 81.0% of Ossen Innovation Materials Co. Ltd., and 96.1% of Ossen (Jiujiang) Innovation Materials Co., Ltd. Per Company management, the Company's historical ownership in the earnings and cash flow of its subsidiaries was 90.0% - 91.0% and the Company expects its ownership in the consolidated cash flows to remain consistent in the forecast. As such, and at the direction of Company management, the value of the non-controlling interest is equal to 9.0% - 10.0% of the consolidated Company.*
5. *Per Company management.*
6. *Represents the last full trading day prior to announcement of the Proposal.*
7. *Per Capital IQ.*

Sources: Company management, public filings, Capital IQ.

PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

HOULIHAN LOKEY | 5

Page 3 6 11 22 1. 2. 3. 4. Executive Summary Preliminary Financial Analyses Appendices Disclaimer

Preliminary Financial Analyses Summary Preliminary Implied Per ADS Value Reference Range (USD in actuals) Perpetual Growth Rate 0.00% – 1.00% Discount Rate: 17.0% – 21.0% $2.00 $3.00 $4.00 $5.00 $6.00 $7.00 $8.00 $9.00 $10.00 . Note: Based on 6.6 million ADS equivalents outstanding, per Company management. Source: Company management, public filings, Capital IQ, Bloomberg. PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION 7 $4.02$6.53 Preliminary Discounted Cash Flow Analysis

Preliminary Financial Analyses Summary (cont.)

Preliminary Implied Per ADS Value Reference Range

(ADS outstanding and USD in millions, except per ADS values)

	Preliminary Discounted Cash Flow Analysis		
	Perpetual Growth Rate		
	0.00%	--	1.00%
	Discount Rate		
	17.0%	--	21.0%
Preliminary Implied Enterprise Value Reference Range	$82.4	--	$99.6
Preliminary Implied Value Attributable to Non-Controlling Interest at 9.0% - 10.0% [1]	(8.2)	--	(9.0)
Preliminary Implied Proportionate Enterprise Value Reference Range	$74.1	--	$90.7
Proportionate Cash, Cash Equivalents & Restricted Cash as of 9/30/2020 [2]	8.4	--	8.4
Proportionate Total Debt as of 9/30/2020 [3]	(56.0)	--	(56.0)
Preliminary Implied Total Equity Value Reference Range	$26.5	--	$43.1
ADS Equivalents Outstanding [4]	6.6	--	6.6
Preliminary Implied Per ADS Value Reference Range	**$4.02**	--	**$6.53**

1. The Company has two primary consolidated operating subsidiaries, and effectively owns 81.0% of Ossen Innovation Materials Co. Ltd., and 96.1% of Ossen (Jiujiang) Innovation Materials Co., Ltd. Per Company management, the Company's historical ownership in the earnings and cash flow of its subsidiaries was 90.0% - 91.0% and the Company expects its ownership in the consolidated cash flows to remain consistent in the forecast. As such, and at the direction of Company management, the value of the non-controlling interest is equal to 9.0% - 10.0% of the consolidated Company.
2. Represents the Company's proportionate interest in cash, cash equivalents & restricted cash based on the entities at which cash amounts are held and the Company's respective ownership % in each entity. Converted from RMB to USD at an exchange rate of 0.15 based on the average exchange rate from 9/30/2020 to 11/13/2020.
3. Represents the Company's proportionate interest in total debt based on the entities at which the debt is held and the Company's respective ownership % in each entity. Includes one-year term loan from Pujiang International borrowed in May 2020 and certain bank acceptance notes. Converted from RMB to USD at an exchange rate of 0.15 based on the average exchange rate from 9/30/2020 to 11/13/2020.
4. Based on 19.8 million common shares outstanding and common share to ADS conversion ratio of 3-1. Per Company management, as of 11/13/2020, there are no outstanding options, restricted stock units or other dilutive securities.

Source: Company management, public filings, Capital IQ, Bloomberg.

PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

HOULIHAN LOKEY | 8

Selected Historical and Projected Financial Data Fiscal Year Ended December 31, LTM Ended 6/30/2020 Fiscal Year Ending December 31, CAGR 2019 to 2024E (USD in millions) 2017 2018 2019 2020E 2021E 2022E 2023E 2024E Rare Earth Coated PC Wires and PC Strands Zinc Coated PC Wires and PC Strands Plain Surface PC Strands Others $112.4 12.0 6.0 1.9 $103.4 26.8 4.8 1.1 $107.3 26.1 2.8 2.7 $97.7 25.5 3.1 2.4 $108.3 28.2 2.8 0.0 $108.3 30.9 2.8 0.0 $108.3 33.6 2.8 0.0 $108.3 36.3 2.8 0.0 $108.3 39.1 2.9 0.0 0.2% 8.5% 0.4% NMF Growth % Cost of Goods Sold Gross Profit Margin % 2.8% (115.6) 2.1% (116.5) 0.3% (117.2) 1.9% (121.0) 1.9% (123.0) 1.9% (125.0) 1.9% (127.0) (117.7) (106.2) $14.7 11.1% $20.5 15.1% $22.4 16.1% $22.5 17.5% $22.1 15.9% $21.0 14.8% $21.7 15.0% $22.5 15.3% $23.3 15.5% Selling Expenses General & Administrative Expenses [1] Research & Development Expenses Depreciation & Amortization (0.6) (1.7) (4.3) 0.8 (0.3) (1.9) (3.3) 0.6 (0.4) (1.7) (4.4) 0.6 (0.4) (1.6) (4.1) 0.6 (0.4) (1.7) (4.3) 0.7 (0.4) (3.5) (4.5) 1.7 (0.4) (3.6) (4.6) 2.6 (0.4) (3.7) (4.7) 2.6 (0.4) (3.8) (4.8) 2.6 Margin % Growth % 6.7% 11.4% 75.9% 11.8% 5.7% 13.2% 11.7% -0.9% 10.0% -12.8% 10.9% 10.7% 11.1% 4.0% 11.3% 4.0% Depreciation & Amortization (0.8) (0.6) (0.6) (0.6) (0.7) (1.7) (2.6) (2.6) (2.6) Margin % Growth % 6.1% 11.0% 85.4% 11.4% 6.1% 12.7% 11.2% -1.3% 8.8% -19.7% 9.1% 4.6% 9.3% 4.6% 9.6% 4.7% Additional Financial Information 1. General & Administrative Expenses primarily projected to increase in 2021 due to increase in Depreciation & Amortization and increased salary expenses associated with the new facility in Jiujiang. 2. Increase in Capital Expenditures in 2021 are related to the construction of a new facility in Jiujiang. 3. Converted from RMB to USD at an exchange rate of 0.15 based on the average exchange rate from 9/30/2020 to 11/13/2020. Source: Company management. PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION 9 Net Working Capital as of 9/30/2020: $188.33 Capital Expenditures [2] $0.0 $0.1 $0.1 $0.1 $1.1 $18.8 $0.1 $0.1 $0.1 Net Working Capital $130.8 $135.2 $149.9 $153.0 $166.1 $154.9 $156.6 $158.3 $160.0 Change in Net Working Capital ($25.0) ($4.4) ($14.7) ($16.2) $11.1 ($1.7) ($1.7) ($1.7) -1.9% Adjusted EBIT $8.1 $14.9 $15.8 $16.4 $15.6 $12.6 $13.1 $13.7 $14.4 0.7% Adjusted EBITDA $8.8 $15.6 $16.5 $16.9 $16.3 $14.2 $15.7 $16.4 $17.0 1.6% Total Revenue $132.4 $136.1 $138.9 $128.7 $139.3 $142.0 $144.7 $147.5 $150.3

Preliminary Discounted Cash Flow Analysis (USD in millions) Projected Fiscal Year Ending December 31, Total Revenue Growth % $42.2 $142.0 1.9% $144.7 1.9% $147.5 1.9% $150.3 1.9% $150.3 Discount Rate 0.00% 4.7x 4.5x 4.3x 4.1x 3.9x 0.50% 4.9x 4.6x 4.4x 4.2x 4.0x 1.00% 5.1x 4.8x 4.5x 4.3x 4.1x 17.00% 18.00% 19.00% 20.00% 21.00% Cost of Goods Sold Selling Expenses General & Administrative Expenses Research & Development Expenses Depreciation & Amortization Adjusted EBITDA Margin % Depreciation & Amortization Adjusted EBIT Taxes [2] Unlevered Earnings Depreciation & Amortization Capital Expenditures Change in Net Working Capital Unlevered Free Cash Flows (36.3) (0.1) (0.5) (1.4) 0.2 (121.0) (0.4) (3.5) (4.5) 1.7 (123.0) (0.4) (3.6) (4.6) 2.6 (125.0) (0.4) (3.7) (4.7) 2.6 (127.0) (0.4) (3.8) (4.8) 2.6 (124.5) (0.4) (3.8) (4.8) 0.1 $4.1 9.7% (0.2) $14.2 10.0% (1.7) $15.7 10.9% (2.6) $16.4 11.1% (2.6) $17.0 11.3% (2.6) $17.0 11.3% (0.1) $3.9 (0.6) $12.6 (1.9) $13.1 (2.0) $13.7 (2.1) $14.4 (2.2) $16.9 (2.5) Discount Rate 0.00% 43.5% 41.6% 39.8% 38.1% 36.5% 0.50% 44.3% 42.4% 40.6% 38.8% 37.2% 1.00% 45.2% 43.2% 41.3% 39.6% 37.9% $3.3 0.2 (0.6) 22.2 $10.7 1.7 (18.8) 11.1 $11.2 2.6 (0.1) (1.7) $11.7 2.6 (0.1) (1.7) $12.2 2.6 (0.1) (1.7) $14.4 0.1 (0.1) (1.7) 17.00% 18.00% 19.00% 20.00% 21.00% $25.2 $4.7 $12.0 $12.5 $13.0 $12.6 Discount Rate 0.00% $42.0 $38.4 $35.3 $32.5 $30.1 0.50% $43.5 $39.7 $36.4 $33.5 $31.0 1.00% $45.0 $41.1 $37.6 $34.6 $31.9 0.00% $96.6 $92.4 $88.7 $85.4 $82.4 0.50% $98.1 $93.7 $89.9 $86.4 $83.3 1.00% $99.6 $95.1 $91.1 $87.4 $84.2 17.00% 18.00% 19.00% 20.00% 21.00% $54.0 $53.4 $52.9 $52.4 $51.8 $0.6 $0.6 $0.5 $0.5 $0.5 + + = Note: Mid-year convention applied. Present values as of 11/13/2020. 1. Represents a 3.0 month stub period. Calculated based on 2020E forecast and year-to-date results as provided by Company management. 2. Tax at 15.0%, per Company management. 3. Implied from corresponding discount rate and perpetual growth rate applied to 2024 unlevered free cash flow. 4. Represents the present value of tax savings from depreciation associated with the new production facility from 2025 - 2031. Calculated based on 10 year useful life and 15.0% tax rate as provided by Company management. Source: Company management. PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION 10 Implied Enterprise Value PV of Depr. From New Facility [4] (2025 - 2031) PV of Terminal Value Based on Perpetual Growth Rate for 2024 Unlevered Free Cash Flow Present Value of Cash Flows (2020 - 2024) PV of Terminal Value as a % of Enterprise Value 2020E [1] 2021E 2022E 2023E 2024E Implied 2024E Adjusted EBITDA Terminal Multiple [3] Terminal Value Assumptions

Page 3 6 11 12 17 20 22 1. 2. 3. Executive Summary Preliminary Financial Analyses Appendices Selected Public Market Observations Selected Proposal Observations Glossary Disclaimer 4.

Page 3 6 11 12 17 20 22 1. 2. 3. Executive Summary Preliminary Financial Analyses Appendices Selected Public Market Observations Selected Proposal Observations Glossary Disclaimer 4.

Trading Snapshot

Market Trading Overview

(USD and ADS in millions, except per ADS values and where otherwise noted)

Public Market Enterprise Value Derivation	Current ADS Price as of 11/13/2020	Unaffected ADS Price as of 9/15/2020
Closing ADS Price	$4.37	$3.68
ADS Equivalents Outstanding [1]	6.6	6.6
Market Value of Equity	**$28.8**	**$24.3**
Total Cash [2]	(11.9)	(11.9)
Total Debt [2]	37.2	37.2
Non-Controlling Interest [2]	15.4	15.4
Public Market Enterprise Value	**$69.6**	**$65.0**

Selected Trading Information [3]	Current as of 11/13/2020	Unaffected as of 9/15/2020
52-Week High Closing Price	$4.65	$4.79
52-Week Low Closing Price	$1.64	$1.64

Other Market Information [3]	Current as of 11/13/2020	Unaffected as of 9/15/2020
90-Day Average Daily Trading Value	$0.4	$0.4
% of Market Value of Equity	*1.33%*	*1.45%*
90-Day Average Daily Trading Volume (in thousands)	88.3	89.0
% of Total ADS Outstanding	*1.34%*	*1.35%*
% of Total Public Float	*3.93%*	*3.96%*
Total Public Float [4]	2.2	2.2
% of Total ADS Outstanding	*34.1%*	*34.1%*

Selected Implied Trading Multiples			
Enterprise Value / Adjusted EBITDA			
LTM Ended 6/30/20	$16.9	4.1x	3.8x

1. *Based on ADS count per public filings for the period ended 12/31/2019.*
2. *Per public filings' income statements and balance sheets as of 6/30/2020. Total Debt includes one-year term loan from Pujiang International, borrowed in May 2020.*
3. *Per Capital IQ as of 11/13/2020 and 9/15/2020, respectively.*
4. *Represents outstanding equivalent ADS excluding those held by Pujiang International.*

Source: Public filings, Capital IQ, Bloomberg.

PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION

HOULIHAN LOKEY | 13

Timeline and ADS Trading History Closing ADS Price (US $) Daily Volume (MMs) 4.0 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0.0 $6.00 $5.00 $4.00 $3.00 $2.00 $1.00 $0.00 Nov-18 Feb-19 May-19 Aug-19 Nov-19 Feb-20 May-20 Aug-20 Nov-20 Volume (in millions) Closing Price Unaffected Closing ADS price as of 09/15/2020 Selected Events borrowed from the Buyer. The Company stated it would use intention of using the proceeds of such loans for planned capital expenditures in the expansion of zinc coated production 1. Represents the unaffected closing ADS price as of 9/15/2020. Sources: Public information, Capital IQ as of 11/13/2020. PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION 14 Event Date Comment A 5/28/2019 Announced a $2.6 million one-year loan with 8% interest ~$1.7 million of the proceeds million for paying off the balance due to Dr. Liang Tang and ~$0.9 million for general corporate purposes. B 6/26/2019 Announced that subsidiary, Ossen (Jiujiang) Innovation Materials Co., Ltd., borrowed two loans for an aggregate $18.9 million from the Bank of Shanghai at an interest rate of 3.915% with the capacity. Event Date Comment C 8/27/2019 Reported 1H19 financial results with a YoY increase in EPS of 20.8% from the comparable period in the prior year. D 3/23/2020 Pre-announced full year 2019 results reporting a ~5% YoY increase in net income. E 9/16/2020 Announced receipt of a preliminary non-binding proposal from the Buyer to acquire all outstanding shares not already owned for $5.00 in cash per ADS. Unaffected Closing ADS Price = $3.681 E C AB D

ADS Trading Activity Since Proposal ADS Price Performance Since Proposal (per ADS values in actuals, ADS in millions) ADS Price Daily Volume (mm) $5.50 1.0 $5.00 0.8 9/16/20 Announced appointment of $5.00/ADS. ADS closed at 0.6 closed at $4.43/ADS $4.50 0.4 $4.00 0.2 $3.50 0.0 9/15/2020 9/22/2020 9/29/2020 10/6/2020 10/13/2020 10/20/2020 10/27/2020 11/3/2020 11/10/2020 Volume (in millions) Closing Price Source: Capital IQ as of 11/13/2020, public filings. PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION 15 Proposal Price: $5.00 per ADS 10/2/20 Proposal announced atindependent financial advisor $4.65/ADSto the Special Committee. ADS 9/22/20 Announced formation of Special Committee. ADS closed at $4.25/ADS

Selected ADS Trading Activity Prior to Proposal (9/16/2020) Twelve Months Prior to Initial Proposal (9/16/2020) Nine Months Prior to Initial Proposal (9/16/2020) Volume (thousands) Volume (thousands) 4,000 5,000 4,500 3,500 4,143 4,000 3,500 3,000 2,500 3,000 2,500 2,000 2,000 1,500 1,500 1,000 1,000 500 0 500 0 $5.10 % of Total % of Total Six Months Prior to Initial Proposal (9/16/2020) Three Months Prior to Initial Proposal (9/16/2020) Volume (thousands) Volume (thousands) 3,500 3,500 3,000 3,000 2,500 2,500 2,000 2,000 1,500 1,500 1,000 1,000 500 500 0 0 $5.10 % of Total % of Total 1. Based on VWAP over specified period (last twelve months, last nine months, last six months or last three months). Reference to “Month” is based on Calendar months. VWAP in USD. Source: Bloomberg. PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION 16 3,001 2,852 243 587 0 295 00 $1.50 - $1.95 0.0% $1.95 - $2.40 0.0% $2.40 - $2.85 3.5% $2.85 - $3.30 43.0% $3.30 - $3.75 4.2% $3.75 - $4.20 8.4% $4.20 - $4.65 40.9% $4.65 - 0.0% 3,135 421374 2,852 587 0 295 104 $1.50 - $1.95 1.3% $1.95 - $2.40 5.4% $2.40 - $2.85 4.8% $2.85 - $3.30 40.4% $3.30 - $3.75 3.8% $3.75 - $4.20 7.6% $4.20 - $4.65 36.7% $4.65 - $5.10 0.0% Volume: 7.8 million VWAP1: $3.90 Volume: 6.9 million VWAP1: $4.09 4,416 710 481 1,393 626 1,067 134 $1.50 - $1.95 1.0% $1.95 - $2.40 3.7% $2.40 - $2.85 5.5% $2.85 - $3.30 34.0% $3.30 - $3.75 8.2% $3.75 - $4.20 10.7% $4.20 - $4.65 31.9% $4.65 - 4.8% 3,574 481571 2,852 587 387 0 134 $1.50 - $1.95 1.6% $1.95 - $2.40 5.6% $2.40 - $2.85 6.6% $2.85 - $3.30 41.6% $3.30 - $3.75 4.5% $3.75 - $4.20 6.8% $4.20 - $4.65 33.2% $4.65 - $5.10 0.0% Volume: 8.6 million VWAP1: $3.80 Volume: 13.0 million VWAP1: $3.87

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Illustrative Premiums / (Discounts) to Historical Unaffected Prices ADS Implied Premiums / (Discounts) of Illustrative Proposal Prices to Historical Unaffected ADS Prices (USD in actuals) Illustrative Proposal Price per ADS Premium to Proposal Price --2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 16.0% 18.0% 20.0% 22.0% 24.0% 26.0% 28.0% 30.0% Average Closing / Closing ADS Price [1] Unaffected Trading Period as of 9/15/2020 5-Day Average Closing $3.60 38.8% 41.6% 44.4% 47.1% 49.9% 52.7% 55.5% 58.2% 61.0% 63.8% 66.6% 69.3% 72.1% 74.9% 77.7% 80.5% 1-Month Average Closing $3.34 49.8% 52.8% 55.8% 58.8% 61.8% 64.8% 67.8% 70.8% 73.8% 76.8% 79.8% 82.8% 85.8% 88.8% 91.8% 94.7% 6-Month Average Closing $2.65 88.6% 92.4% 96.1% 99.9% 103.7% 107.5% 111.2% 115.0% 118.8% 122.6% 126.3% 130.1% 133.9% 137.6% 141.4% 145.2% 52-Week High Closing - 10/11/2019 $4.79 4.4% 6.5% 8.6% 10.6% 12.7% 14.8% 16.9% 19.0% 21.1% 23.2%25.3% 27.3% 29.4% 31.5%33.6% 35.7% 1. Per Capital IQ. Source: Capital IQ and public filings. PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION 18 52-Week Low Closing - 3/13/2020$1.64204.9% 211.0% 217.1% 223.2% 229.3% 235.4% 241.5% 247.6% 253.7% 259.8% 265.9% 272.0% 278.0% 284.1% 290.2% 296.3% 1-Year Average Closing$2.9569.5%72.9%76.3%79.7%83.1%86.4%89.8%93.2%96.6% 100.0% 103.4% 106.8% 110.2% 113.6% 117.0% 120.3% 3-Month Average Closing$3.2553.7%56.8%59.8%62.9%66.0%69.1%72.1%75.2%78.3%81.3%84.4%87.5%90.6%93.6%96.7%99.8% 10-Day Average Closing$3.3848.0%50.9%53.9%56.8%59.8%62.8%65.7%68.7%71.6%74.6%77.6%80.5%83.5%86.4%89.4%92.4% 1-Day Closing$3.6835.9%38.6%41.3%44.0%46.7%49.5%52.2%54.9%57.6%60.3%63.0%65.8%68.5%71.2%73.9%76.6% $5.00$5.10$5.20$5.30$5.40$5.50$5.60$5.70$5.80$5.90$6.00$6.10$6.20$6.30$6.40$6.50

Illustrative Aggregate Consideration to Unaffiliated Shareholders Sensitivities Implied EV1/Adjusted EBITDA Multiples of Illustrative Proposal Prices (USD in millions, except per ADS values) Illustrative Proposal Price per ADS Premium to Proposal Price --2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 16.0% 18.0% 20.0% 22.0% 24.0% 26.0% 28.0% 30.0% Adjusted EBITDA CY 2020E $16.3 5.5x 5.5x 5.6x 5.6x 5.6x 5.7x 5.7x 5.8x 5.8x 5.9x 5.9x 6.0x 6.0x 6.0x 6.1x 6.1x CY 2022E $15.7 5.7x 5.7x 5.7x 5.8x 5.8x 5.9x 5.9x 6.0x 6.0x 6.1x 6.1x 6.2x 6.2x 6.3x 6.3x 6.4x Aggregate Consideration to Unaffiliated ADS Holders at Illustrative Proposal Prices (USD in millions, except per ADS values) Illustrative Proposal Price per ADS Premium to Proposal Price --2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 16.0% 18.0% 20.0% 22.0% 24.0% 26.0% 28.0% 30.0% Illust. Consideration to Unaffiliated Holders [2] $11.2 $11.5 $11.7 $11.9 $12.1 $12.4 $12.6 $12.8 $13.0 $13.3 $13.5 $13.7 $13.9 $14.2 $14.4 $14.6 Incremental Consideration Required [3] Pujiang International: % Cash Balance [4] % Equity Value [5] --$0.2 $0.4 $0.7 $0.9 $1.1 $1.3 $1.6 $1.8 $2.0 $2.2 $2.5 $2.7 $2.9 $3.1 $3.4 ---- 0.2% 0.1% 0.5% 0.1% 0.7% 0.2% 1.0% 0.3% 1.2% 0.4% 1.5% 0.4% 1.7% 0.5% 2.0% 0.6% 2.2% 0.7% 2.5% 0.7% 2.7% 0.8% 3.0% 0.9% 3.2% 0.9% 3.4% 1.0% 3.7% 1.1% 1. 2. 3. 4. 5. Based on 6.6 million ADS equivalents outstanding. Per Company management, as of 11/13/2020, there are no outstanding options, restricted stock units or other dilutive securities. Based on 2.2 million ADS equivalents held by unaffiliated holders. Represents the incremental investment required by Pujiang International at the corresponding illustrative Proposal price per ADS in excess of the Proposal of $5.00 per ADS. Based on Pujiang International 6/30/2020 cash and cash equivalents balance of ¥645.2 million, converted from RMB to USD at an exchange rate of 0.14 based on the 6/30/2020 exchange rate, per Capital IQ. Based on Pujiang International Equity Value, denominated in USD, as of 11/13/2020, per Capital IQ. Source: Company management, Capital IQ and public filings. PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION 19 $5.00 $5.10 $5.20 $5.30 $5.40 $5.50 $5.60 $5.70 $5.80 $5.90 $6.00 $6.10 $6.20 $6.30 $6.40 $6.50 CY 2021E $14.2 6.3x 6.3x 6.4x 6.4x 6.5x 6.5x 6.6x 6.6x 6.7x 6.7x 6.8x 6.8x 6.9x 6.9x 7.0x 7.0x LTM Ended (6/30/2020) $16.9 5.3x 5.3x 5.3x 5.4x 5.4x 5.5x 5.5x 5.6x 5.6x 5.7x 5.7x 5.7x 5.8x 5.8x 5.9x 5.9x $5.00 $5.10 $5.20 $5.30 $5.40 $5.50 $5.60 $5.70 $5.80 $5.90 $6.00 $6.10 $6.20 $6.30 $6.40 $6.50

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Glossary of Terms Definition Description Adjusted EBITDA Earnings Before Interest, Taxes, Depreciation and Amortization, adjusted for certain other non-recurring items CAGR Compound Annual Growth Rate E Estimated H Half NMF Not Meaningful Figure RMB Chines Yuan (Renminbi) VWAP Volume-Weighted Average Price YTD Year to Date 21 PRELIMINARY AND CONFIDENTIAL | SUBJECT TO FURTHER REVIEW AND REVISION YoYYear Over Year USDUnited States Dollar QQuarter LTMLatest Twelve Months or the Most Recently Completed 12-Month Period for which Financial Information has been Made Public FYFiscal Year CYCalendar Year ADSAmerican Depository Shares Adjusted EBITEarnings Before Interest and Taxes, adjusted for certain other non-recurring items

Page 3 6 11 22 1. 2. 3. 4. Executive Summary Preliminary Financial Analyses Appendices Disclaimer

Disclaimer This presentation, and any supplemental information (written or oral) or other documents provided in connection therewith (collectively, the “materials”), are provided solely for the information of the Special Committee (the “Committee”) of the Board of Directors (the “Board”) of Ossen Innovation Co., Ltd. (the “Company”) by Houlihan Lokey in connection with the Committee’s consideration of a potential transaction (the “Transaction”) involving the Company. This presentation is incomplete without reference to, and should be considered in conjunction with, any supplemental information provided by and discussions with Houlihan Lokey in connection therewith. Any defined terms used herein shall have the meanings set forth herein, even if such defined terms have been given different meanings elsewhere in the materials. The materials are for discussion purposes only. 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